FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

ANNOUNCEMENT TO SHAREHOLDERS

Participation in the Special Shareholders Meeting of holders of preferred shares called to December 30, 2019

Companhia Brasileira de Distribuição (“GPA” or “Company”), in the context of the process of its migration to Novo Mercado, reinforces the invitation for the preferred shareholders to participate in the Special Shareholders Meeting of holders of preferred shares to ratify the conversion of the preferred shares issued by the Company into common shares in the proportion of one common share to each preferred share, called to December 30, 2019 at 3pm (“Special Meeting”).

As such deliberation depends on the approval of the majority of the preferred shares issued by the Company, the attendance of the shareholders is essential for the approval of the migration to Novo Mercado in 2019.

The shareholders may attend the Special Meeting in person or by a duly constituted attorney-in-fact or by sending the distance voting ballot. In such sense, we remind you that the distance voting ballot is available in the GPA´s IR website and must be received by the Company, the Bookkeeping Agent or the corresponding custodian agent until December 23rd, 2019 in order to be considered, and the instructions for nomination of an attorney-in-fact can be found in the management proposal available in the GPA´s IR website.

Further information can be consulted in the management proposal and manual to attend the meeting available at the websites of the Company (www.gpari.com.br), the Brazilian Securities Commission (www.cvm.gov.br) and B3 (www.b3.com.br).

The investor relations department is available to solve any doubts in relation to the Special Meeting at the telephone (11) 3886-0421 or by e-mail gpa.ri@gpabr.com

São Paulo, December 18, 2019.

Isabela Cadenassi

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 18, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Isabela Cadenassi Name: Isabela Cadenassi Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.